UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas, 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Exhibits:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Blockbuster Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Blockbuster Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 27, 2005

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2004	2003
Investments (Note 3)	$85,800,476	$76,459,742

Cash and cash equivalents	39,140	35,092

Receivables:
Investment income	6,933	7,660
Contributions:
Employee	332,966	327,523
Employer	181,993	171,173

Net assets available for benefits	$86,361,508	$77,001,190

The accompanying notes are an integral part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004
Additions to net assets attributed to:
Contributions:
Employee	$11,393,919
Employer	5,465,247
Rollovers	828,855

Transfer of assets from other plan	259,286

Investment income	5,489,073

Total additions	23,436,380

Deductions to net assets attributed to:
Benefits paid to participants	(8,942,507)
Net depreciation in fair value of investments	(5,075,254)
Participant administrative expenses	(58,301)

Total deductions	(14,076,062)

Net increase	9,360,318

Net assets available for benefits, beginning of period	77,001,190

Net assets available for benefits, end of period	$86,361,508

The accompanying notes are an integral part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”) and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee (the “Retirement Committee”), the members of which are appointed by the Board of Directors of the Company. The Board of Directors also appoints members of the committee (the “Investments Committee”) that has discretionary control over the management and disposition of the Plan’s assets. The Retirement and Investments Committees are named fiduciaries of the Plan. The Plan is designed to satisfy the requirements of a “safe harbor” plan and is therefore exempt from the actual deferral and contribution percentage discrimination testing requirements of Code Section 401(k) and (m). Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Retirement Committee and to terminate the Plan at any time through action of its Board of Directors, provided that such action is in accordance with applicable law.

Divestiture Activities

Prior to October 2004, the Company was a majority-owned subsidiary of Viacom Inc. (“Viacom”). In October 2004, Viacom completed the divestiture of its ownership interest in Blockbuster. To accomplish the divestiture, on September 8, 2004, Viacom launched an offer to its stockholders to exchange, on a tax-free basis, some or all of their shares of Viacom stock for shares of Blockbuster stock held by Viacom (the “Viacom Exchange Offer”). Under the terms of the Viacom Exchange Offer, each holder of Viacom class A common stock and Viacom class B common stock was offered 5.15 shares of Blockbuster common stock, consisting of 2.575 shares of Blockbuster class A common stock and 2.575 shares of Blockbuster class B common stock, in exchange for each share of Viacom class A or class B common stock tendered. The Viacom Exchange Offer was oversubscribed, and therefore, in accordance with the terms of the Viacom Exchange Offer relating to proration, Viacom accepted 9.55% of the tendered shares, or 27,961,165 shares of Viacom common stock, in exchange for 72 million shares each of Blockbuster’s class A and class B common stock. In accordance with the terms of (i) the Amended and Restated Initial Public Offering and Split-Off Agreement among the Company, Viacom and Viacom International Inc. (the “Split-Off Agreement”) and (ii) the Company’s Amended and Restated Certificate of Incorporation, as in effect at the time, prior to the completion of the Viacom Exchange Offer, in October 2004, Viacom converted 72 million of the 144 million shares of Blockbuster class B common stock held by it into 72 million shares of Blockbuster class A common stock. Also in accordance with the Split-Off Agreement, subsequent to Viacom’s announcement of the final proration factor to be used in determining the number of Viacom shares that would be accepted for each share of Blockbuster common stock, Blockbuster filed a Second Amended and Restated Certificate of Incorporation (the “Second Restated Certificate”). In accordance with the terms of the Second Restated Certificate, the Blockbuster Board of Directors reduced the number of votes per share that each holder of class B common stock is entitled to cast from five votes per share to two votes per share. The Company’s shares of class B common stock began trading on the New York Stock Exchange (“NYSE”) on October 14, 2004 under the symbol BBI.B.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Following the completion of the Viacom Exchange Offer, Plan participants may continue to direct the investment of their account balance into the Viacom Class B Stock Fund but not into the Viacom Class A Stock Fund. As stated in an amendment to the Plan dated July 26, 2004, if fewer than all of the shares of stock allocated to the participant’s accounts are accepted in a tender or exchange offer, the shares submitted for tender shall be withdrawn from the participant’s accounts in the following order of priority: rollover contributions, after-tax contributions, salary reduction contributions, company matching contributions, Blockbuster employer matching contributions, safe harbor matching contributions, and qualified non-elective contributions. In the Viacom Exchange Offer, approximately 2,121 shares of Viacom class B common stock and approximately 9 shares of Viacom class A common stock held in participants’ Plan accounts were exchanged for 5,486 shares of Blockbuster class A common stock and 5,486 shares of Blockbuster class B common stock.

On September 3, 2004, Blockbuster paid a special distribution of $5 per share to all stockholders of Blockbuster class A and class B common stock. The special distribution paid on shares of Blockbuster class A common stock held in participants’ Plan accounts totaled $4,312,481 and is reflected as “Investment income” in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. In conjunction with the special distribution, Blockbuster class A common stock began trading ex-dividend on August 25, 2004, which resulted in an approximately $5 per share downward adjustment in the market price of Blockbuster class A common stock by the NYSE. This change is reflected as “Net depreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. In accordance with an amendment to the trust agreement for the Plan dated August 18, 2004, the Investment Committee directed the Plan’s trustee to credit the special distribution to the Putnam Stable Value Fund. Plan participants were permitted to immediately transfer funds received from the special distribution into any other investment fund offered by the Plan, thus rendering these investments as participant directed at December 31, 2004.

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve-month period in which a part-time employee works at least 1,000 hours.

Investment and Participant Accounts

Putnam Fiduciary Trust Company (the “Trustee”) is the trustee and custodian of Plan assets. Putnam Fiduciary Trust Company uses Putnam’s Shareholder System and the National Securities Clearing Corporation’s Fund/SERV system to process certain investment transactions; State Street Bank & Trust as a broker for employer stock transactions; IDC for printing services; and Mellon Bank as a custodian. Plan participants have the option of investing their contributions or existing account balances among the following:

Growth

Blockbuster Class A Stock Fund1

Blockbuster Class B Stock Fund2

Dimensional Fund Advisors U.S. Small Cap Fund

EuroPacific Growth Fund

Putnam S&P 500 Index Fund

Putnam Investors Fund

Putnam Voyager Fund

Vanguard Growth and Income Fund

Vanguard LifeStrategy Moderate Growth Fund

Vanguard Morgan Growth Fund

Vanguard Total Stock Market Index Fund

Viacom Class B Stock Fund3

Growth and Income

The George Putnam Fund of Boston

The Putnam Fund for Growth and Income

Vanguard Windsor II™ Fund

Income

PIMCO Total Return Fund

Putnam Income Fund

Capital Preservation

Putnam Stable Value Fund

[1]	Formerly referred to as the Blockbuster Stock Fund and consists primarily of shares of Blockbuster class A common stock.
[2]	Investment option available effective upon the completion of the Viacom Exchange Offer and consists primarily of shares of Blockbuster class B common stock.
[3]	Formerly referred to as the Viacom Stock Fund and consists primarily of shares of Viacom class B common stock.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

The Putnam funds are managed by either Putnam Management Company, Inc. or the Trustee. Each of the funds, except for the Dimensional Fund Advisors U.S. Small Cap Fund, the EuroPacific Growth Fund, the Vanguard funds, and the PIMCO Total Return Fund, is identified as a party-in-interest.

Investment elections must be made in multiples of 1%. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, because the Plan permits participants to exercise control over assets in their Plan accounts in accordance with the requirements of Section 404(c), no person who is otherwise a fiduciary will be liable for any loss, or by reason of any breach, which results from such exercise of control.

Prior to July 1, 2000, employer matching contributions under the Plan were automatically invested in the Viacom Class A Stock Fund or the Viacom Class B Stock Fund. Since July 1, 2000, employer matching contributions have been automatically invested in the Blockbuster Class A Stock Fund. The Plan allows participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds and earnings thereon into any other investment fund offered by the Plan, thus rendering all investments participant directed as of December 31, 2004 and 2003.

Contributions

The Plan permits participants to contribute up to 15% of their annual Compensation (as defined under the Plan) on a before-tax basis subject to Code limitations. The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee.” For the 2004 Plan year, any employee whose prior year’s Compensation (as defined under the Plan) exceeded $90,000 was considered a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $205,000 and $200,000 for 2004 and 2003, respectively.

An employee is permitted to roll over into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $13,000 for 2004 and $12,000 for 2003. The Code also contains a per participant annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2004 was equal to the lesser of $41,000 or 100% of annual participant Earnings (as defined under the Plan) and for 2003 was equal to the lesser of $40,000 or 100% of annual participant Earnings (as defined under the Plan).

Effective January 1, 2003, all Participants who have attained age 50 before the close of the calendar year are allowed to make catch-up contributions. These contributions are treated as Matchable Contributions (as defined under the Plan) and can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. Catch-up contributions cannot exceed 75% of the participant’s compensation. The limit for catch-up contributions was $3,000 in 2004.

Loans to Participants

Participants are eligible to receive loans based on their vested account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the Company or any affiliated company), reduced by the highest aggregate outstanding balance of all Plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are secured by the participant’s remaining vested account balance. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2004 carry interest rates ranging from 5.0% to 10.5%. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee of $75.00 is assessed to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are reported as a deemed distribution, which is taxable event for the participant.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of the Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

Participants in the Plan are immediately vested in their contributions and earnings thereon.

Through December 31, 2000, subject to certain exceptions, the employer’s matching contributions vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants could request that forfeited amounts be restored to their accounts under certain circumstances. Participants with vested account balances exceeding $5,000 who did not receive a distribution of the vested portion of their account after termination of employment forfeited or will forfeit the non-vested portion after incurring a five year break-in-service (calculated in accordance with the Plan), with forfeited amounts being used as discussed above.

Effective January 1, 2001, all active participants on January 1, 2001 became fully vested in any employer contributions made previously to their account. In addition, all employer contributions made after January 1, 2001 are 100% vested at the time of contribution. Participants whose employment terminated prior to January 1, 2001 continue to be subject to the forfeiture provisions in place prior to January 1, 2001. Employer matching contributions of $18,335 for the year ended December 31, 2004 were forfeited in connection with these provisions. This amount was used to offset employer contributions during 2004.

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70½ unless they are still employed.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions.

Participants who are not age 59½ may also elect to withdraw up to 100% of their vested employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Additionally, participants who are not age 59 1/2 may obtain hardship withdrawals of (i) any of their vested employer matching contributions that were contributed to the Plan before January 1, 2001 and (ii) any of their before-tax contributions to the Plan.

Upon attainment of age 59½, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

The Company pays for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures. The Company paid a total of approximately $267,800 in administrative expenses and $25,000 in audit expenses in 2004.

Expenses are also charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost, which approximates fair value due to the short-term maturity of these investments. The Viacom Class A Stock Fund and Class B Stock Fund and the Blockbuster Class A Stock Fund and Class B Stock Fund are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts, and is reported at the book value, or cost plus accrued interest, of the underlying investment contracts. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2004 and 2003. The loans outstanding at December 31, 2004 carry interest rates ranging from 5.0% to 10.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Employee and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 3—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2004		2003
	Units/ Shares	Net Assets	Units/ Shares	Net Assets
Viacom Class B Stock Fund	301,435	$10,969,213	324,644	$14,407,682
Blockbuster Class A Stock Fund	1,122,537	$10,709,007	722,385	$12,966,814
Putnam Stable Value Fund	10,398,402	$10,398,402	5,721,139	$5,721,139
Putnam Voyager Fund	542,463	$9,297,813	547,511	$8,929,909
Putnam Investors Fund	592,980	$7,554,570	605,253	$6,845,414
The Putnam Fund for Growth and Income	367,881	$7,151,613	367,314	$6,512,481
EuroPacific Growth Fund	170,893	$6,088,929	153,909	$4,649,588
Putnam S&P 500 Index Fund	180,032	$5,532,396	166,774	$4,632,981

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2004
Registered Investment Companies:
Dimensional Fund Advisors U.S. Small Cap Fund	$140,426
EuroPacific Growth Fund	878,675
The George Putnam Fund of Boston	242,387
PIMCO Total Return Fund	(5,126)
The Putnam Fund for Growth and Income	626,543
Putnam Income Fund	46,927
Putnam Investors Fund	845,027
Putnam Voyager Fund	445,676
Vanguard Growth and Income Fund	57,932
Vanguard LifeStrategy Moderate Growth Fund	37,284
Vanguard Morgan Growth Fund	96,411
Vanguard Total Stock Market Index Fund	58,676
Vanguard Windsor II Fund	140,743

3,611,581

Collective Investment Trusts:
Putnam S&P 500 Index Fund	526,133
Putnam Stable Value Fund	—

526,133

Other Investments:
Blockbuster Class A Stock Fund	(6,631,285)
Blockbuster Class B Stock Fund	25,306
Viacom Class A Stock Fund	(12,616)
Viacom Class B Stock Fund	(2,594,373)

(9,212,968)

Net depreciation	$(5,075,254)

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 4—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2004	2003
Net assets available for benefits per the financial statements	$86,361,508	$77,001,190
Amounts allocated to withdrawing participants	(69,500)	(832)

Net assets available for benefits per the Form 5500	$86,292,008	$77,000,358

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$8,942,507
Add: Amounts allocated to withdrawing participants at December 31, 2004	69,500
Less: Amounts allocated to withdrawing participants at December 31, 2003	(832)

Benefits paid to participants per the Form 5500	$9,011,175

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 5—INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2003, that the Plan is designed in accordance with the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has subsequently been amended, and management will request a similar determination letter from the Internal Revenue Service for the Plan. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code.

NOTE 6—PLAN MERGER

Effective January 1, 2004, the Movie Brands Inc. 401(k) Profit Sharing Plan was merged into the Plan. The net assets merged with Plan assets totaled $259,286.

NOTE 7— SUBSEQUENT EVENTS

Effective January 1, 2005, Putnam Fiduciary Trust Company assigned recordkeeping and administrative services for the Plan to Mercer HR Outsourcing. Additionally, Mercer Trust Company was appointed as successor trustee and/or custodian to Putnam Fiduciary Trust Company.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/Principal Amount/Shares/ Maturity and Interest Rates	(d) Cost	(e) Current Value
	Registered Investment Companies:
	Dimensional Fund Advisors U.S. Small Cap Fund	63,383	n/a	$1,241,036
	EuroPacific Growth Fund	170,893	n/a	6,088,929
*	The George Putnam Fund of Boston	223,903	n/a	4,054,886
	PIMCO Total Return Fund	39,552	n/a	422,024
*	The Putnam Fund for Growth and Income	367,881	n/a	7,151,613
*	Putnam Income Fund	496,290	n/a	3,414,472
*	Putnam Investors Fund	592,980	n/a	7,554,570
*	Putnam Voyager Fund	542,463	n/a	9,297,813
	Vanguard Growth and Income Fund	26,061	n/a	797,728
	Vanguard LifeStrategy Moderate Growth Fund	41,871	n/a	749,907
	Vanguard Morgan Growth Fund	79,048	n/a	1,290,060
	Vanguard Total Stock Market Index Fund	26,291	n/a	756,382
	Vanguard Windsor II Fund	48,604	n/a	1,493,615

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	180,032	n/a	5,532,396
*	Putnam Stable Value Fund	10,398,402	n/a	10,398,402

	Other Investments:
*	Blockbuster Class A Stock Fund	1,122,537	n/a	10,709,007
*	Blockbuster Class B Stock Fund	12,549	n/a	110,561
*	Viacom Class A Stock Fund	1,479	n/a	54,843
*	Viacom Class B Stock Fund	301,435	n/a	10,969,213
*	Loans to participants	Various maturities and interest rates ranging from 5.0% to 10.5%	n/a	3,713,019

	Total investments			$85,800,476

*	Identified as a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 28, 2005	By:	/s/ Dan Satterthwaite
Dan Satterthwaite
Chairman of the Retirement Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm